[LETTERHEAD OF SIMPSON THACHER & BARTLETT LLP]

February 13, 2006
VIA FEDEX AND EDGAR
Re: Accellent Inc. Amendment No. 1 to Registration Statement on Form S-4 filed January 26, 2006 Registration No. 333-130470
Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Attn: Tim Buchmiller

Dear Mr. Buchmiller:

        On behalf of Accellent Inc. (the "Company"), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission Pre-Effective Amendment No. 2 ("Amendment No. 2") to the above-referenced Registration Statement relating to the offering of its 10 1/2% Senior Subordinated Exchange Notes due 2013 and Guarantees of 10 1/2% Senior Subordinated Exchange Notes due 2013, marked to show changes from Amendment No. 1 to the Registration Statement as filed on January 26, 2006. The Registration Statement has been revised in response to the Staff's comments and to reflect certain other changes.

        In addition, we are providing the following responses to your comment letter, dated February 10, 2006, regarding the Registration Statement. To assist your review, we have retyped the text of the Staff's comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 2. The responses and information described below are based on information provided to us by the Company.

General

1.
We note your response to prior comment 5. Please clarify to us how and to what extent the company "funded" the report. Further, please reconcile your statement in your response to prior comment 5 that the Millennium Research Group report was not prepared specifically for this filing with your statement on page 1 of the registration statement that the research report was commissioned by you. Specifically, do you mean to say that in commissioning and funding this report, you never anticipated using any of portion of the resulting report in connection with the registration statement? In addition, since portions of the report are summarized in the prospectus, and Millennium Research Group's consent specifically consents to "Accellent Inc.'s citing of data from [its report] in [the registration statement]," please explain how you are not required to file the consent required by Rule 436(a) of Regulation C.

In response to the Staff's comment, the Company confirms that the Millennium Research Group report was not commissioned in anticipation of using any portion of the resulting report in connection with the Registration Statement. Rather, the report was commissioned in March 2005 to get better intelligence on the Company's market from an independent source. Prior to this report, there were no reports specifically addressing the size and dynamics of the Company's target markets. The Company respectfully advises the Staff that it has filed the Millennium Research Group consent as Exhibit 23.12 to the Registration Statement.

Industry Background, page 2

2.
You disclose that the medical device industry enjoys "healthy profitability," and your response to prior comment 7 refers us to page 6 of the Millennium Research Group report in support of such statement. However, page 6 does not appear to provide support for such statement. Further, it is unclear from your current disclosure what is considered "healthy" and whether you are referring to gross profits or net profits. Please provide support for such statement and clarify its meaning.

In response to the Staff's comment, the Company has revised the disclosure on pages 2 and 70 of Amendment No. 2 to remove all references to the statement in question.

Management, page 85

3.
We reissue our prior comment 17 with respect to Mr. Curtis and Mr. DeSantis. Please include in your disclosure a succinct description of Mr. Curtis' and Mr. DeSantis' business experience for the last five years, leaving no ambiguities or gaps of time. For example, please indicate Mr. Curtis' business experience from November 2002 until he joined your company in April 2003 and Mr. DeSantis business experience from May 2002 until January 2003.

In response to the Staff's comment, the Company has revised the disclosure on page 86 of Amendment No. 2.

Executive Compensation, page 87

4.
Please update the executive compensation disclosure you have provided pursuant to the requirements of Item 402 of Regulation S-K to reflect your most recently completed fiscal year.

In response to the Staff's comment, the Company has updated the disclosure on pages 87 through 91 of Amendment No. 2.

Director Compensation, page 90

5.
Please clarify that the "fair market value" per share of Accellent Holdings Corp.'s common stock will be determined by the board of directors.

In response to the Staff's comment, the Company has revised the disclosure on page 91 of Amendment No. 2.

Certain Relationships and Related Party Transactions, page 97

6.
We note the disclosure you have added in response to prior comment 21. Please disclose all information required by Item 404(a) of Regulation S-K. For example, we note that you do not currently disclose the amount of the cash bonuses received by any person described in clauses (1) through (4) of Item 404(a), if any.

In response to the Staff's comment, the Company has revised the disclosure on page 99 of Amendment No. 2.

Accellent Inc. Condensed Consolidated Financial Statements for the nine months ended September 30, 2005

Note 3. Restructuring and Other Charges, page F-52

7.
Please revise your financial statements to disclose the nature of the significant adjustments to your restructuring accrual for the MedSource integration, as discussed in your response to prior comment 34 in our letter dated January 13, 2006.

In response to the Staff's comment, the Company has revised the disclosure on page F-52 of Amendment No. 2.

Unaudited Pro Forma Condensed Combined Balance Sheet, page P-4

8.
We reference the revisions made to footnote (c) in response to prior comment 36 in our letter dated January 13, 2006. We note the reference to an independent third-party appraiser in determining the fair value of identifiable intangible assets. Please revise to include the name of the valuation specialist and provide a written consent under Securities Act Rule 436 as an exhibit to the filing.

In response to the Staff's comment, the Company has revised the disclosure on pages P-3 and P-7 to clarify the preliminary nature of the Company's valuation and to accordingly remove the reference to the valuation specialist.

9.
We refer you to our prior comment 38 in our letter dated January 13, 2006. We do not see where you have revised footnote (c) to discuss the reasons for the significant amounts allocated to intangible assets and goodwill. Please revise.

In response to the Staff's comment, the Company has revised the disclosure on pages P-7 and P-8.

***

        Please do not hesitate to call Joseph Kaufman at 212-455-2948 or Dominique Schulte at 212-455-2279 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,
/s/ Joseph H. Kaufman
Joseph H. Kaufman
cc: Accellent Inc. Stewart A. Fisher